Exhibit 12.1

Quotient Limited

Statement of Computation of Ration of Earnings to Combined Fixed Charges and Preference Share Dividends

The following table sets forth the calculation of our fixed charges and preference share dividends for the years ended March 31, 2015, 2014, 2013, 2012 and 2011.

	Year ended March 31,
	2011	2012	2013	2014	2015
(Expressed in thousands of U.S. Dollars)
Fixed charges
Interest expense:
Interest on debt and finance leases	$248	$285	$179	$612	$1,364
Amortization of deferred funding costs	64	55	55	464	776
Accrued preference share dividends	—	—	—	—	175

Interest expense	$312	$340	$234	$1,076	$2,315
Interest element of operating leases	342	298	358	685	1,229

Total fixed charges	$654	$638	$592	$1,761	$3,544
Preference Share Dividends	—	—	—	—	—

Combined fixed charges and preference share dividends	$654	$638	$592	$1,761	$3,544

We have incurred losses in each of the five years concerned and thus our earnings were insufficient to cover the combined fixed charges by $654,000 in the year ended March 31, 2011, $638,000 in the year ended March 31, 2012, $592,000 in the year ended March 31, 2013, $1.8 million in the year ended March 31, 2014, $3.5 million in the year ended March 31, 2015 and $7.2 million in aggregate over the five year period.